SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 8, 2017

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on August 8, 2017.

Buenos Aires, August 8th 2017

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re.: Relevant Event

Please be advised that on the date hereof Banco Macro S.A. has been served notice of a class action suit entitled “Asociación por la Defensa de Usuarios y Consumidores (ADUC) vs. Banco Macro SA on Summary Proceedings” (Court File # 7950/2016).

The plaintiff challenges the fees charged on saving and checking accounts individually or as part of a banking package and asks for the immediate cessation of this behavior and seeks for the reimbursement of the amounts charged as fees on saving and checking accounts plus accrued interest to all affected clients.

The lawsuit is pending before the Court of First Instance in Commercial Matters # 1, Clerks’ Office # 1.

Banco Macro S.A. considers there is a low probability that it gets an unfavorable decision in this dispute, and even if that is the case, it shall not have a significant impact in its financial position.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 8, 2017

MACRO BANK INC.

By:	/s/ Jorge Scarinci
Name: Jorge Scarinci
Title: Finance manager